

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 30, 2010

Mr. Hui Tian Tang
Chief Executive Officer
China BCT Pharmacy Group, Inc.
No. 102, Chengzhan Road
Liuzhou City, Guangxi Province, P.R.C. 545007

> **RE: China BCT Pharmacy Group, Inc.**
> **Amendment to Registration Statement on**
> **Form S-1**
> **Filed November 16, 2010**
> **File No. 333-165161**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 31, 2010**
> **File No. 333-145620**

Dear Mr. Tang:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, filed November 16, 2010

Risk Factors, page 6

1.   We note the increase in the time for accounts receivable turnover, from 95 days as of December 31, 2009 to 118 days as of September 30, 2010. Please add a risk factor.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61

2.   Please provide the basis for the statement on page 66 that you were the "biggest winner of last year's contract," and that your revenues will increase in this segment by 5-10% due to this business opportunity or remove.

Financial Statements

Notes to Financial Statements

Note 16 – Commitments and Contingencies

f. Distribution Agreements, page Q-22

3.   During September 2010, we note you entered into distribution agreements with three government-owned hospitals. You deposited with the hospitals $3,374,100 upon execution of such agreements and recorded these deposits as a long-term asset. Please revise to clarify the conditions, if any, for such deposit, or portion thereof, to be forfeited by you. Also, provide us with a courtesy copy of these agreements.

Form 10-Q for the Quarter Ended June 30, 2010

Item 4T – Controls and Procedures, page 46

4.   We reviewed your response to our prior comment six and your proposed disclosure revisions. Your proposed disclosure revisions continue to state that there were no changes to your internal controls over financial reporting during the second quarter of 2010 while you state in your evaluation of disclosure controls and procedures that you developed and installed a remediation plan during the second quarter of 2010 to support your effective conclusion. As it appears there have been material changes to your internal controls over financial reporting during the quarter. Please revise to specifically disclose the material changes made to your internal control over financial reporting and the pervasiveness of these remediated controls. Refer to Item 308(c) of Regulation S-K.

Other

5.   We continue to note there are differences in the disclosure provided in the proposed revisions to the Form 10-K and the disclosure in the Form S-1. Please revise the periodic reports to comply with the comments previously issued on the Form S-1. For instance, the beneficial ownership table does not reflect the beneficial ownership of the shareholders of more than 5% that are held through Ms. Zhang. We may have further comment.

 Exhibits

Exhibit 10.64

6.   We reissue comment four from our letter dated October 26, 2010. Please file the exhibit in its entirety, including the attached shareholder list. Such list should include an English translation, as has been completed for the rest of the agreement.

7.   We note your response to prior comment five from our letter dated October 26, 2010. With a view to disclosure, please advise us who will own the shares pursuant to Clause 6.1 in the event that the earn-out conditions are not met for the relevant periods.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director